SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 36th MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The 36th meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP was held on March 15, 2024, at 11:30 a.m.

Agenda: Analysis of appointees to compose the Board of Directors, Fiscal Council, and Audit Committee.

The members of SABESP’s Eligibility Committee, considering the content of the emails (mmartins@sabesp.com.br) dated 03/08/2024 – 09:04 a.m. and 03/09/2024 – 10:30 a.m. (pages 3234/3235 of the SIMA digital process 015656/2020-91), and in compliance with CODEC Official Letter 056/2024-SFP-12091, of 03/08/2024, as well as based on the statements signed in the registration form, established by CODEC Resolution 03/2018, and the documentation submitted by the appointees for the (i) Board of Directors: Nerylson Lima da Silva, as a member, Antônio Júlio Castiglioni Neto, as a member, Eduardo Person Pardini, as an independent member and Coordinator of the Audit Committee, Karolina Fonseca Lima, as an independent member, integrating the Audit Committee, and Aurélio Fiorindo Filho, as a member representing the employees; (ii) Fiscal Council: Carlos Augusto Gomes Neto, as a sitting member and Gustavo Carvalho Tapia Lira, as an alternate member, Eduardo Alex Barbin Barbosa, as a sitting member and Itamar Paulo de Souza Junior, as an alternate member, and André Isper Rodrigues Barnabé, as a sitting member and Diego Allan Vieira Domingues, as an alternate member; (iii) Audit Committee: Eduardo Person Pardini, as a Coordinator and Karolina Fonseca Lima, as a member, confirm that the nomination process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company’s Bylaws, the Company’s Nomination Policy, and CODEC Resolution 02/2023, whereby the mentioned proofs of the appointees will be filed at the Company.

There being no other business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, and digitally signed by the members.

FÁBIO AURÉLIO AGUILERA MENDES

PAULA CRISTINA NASSSIF ELIAS DE LIMA

1

Appointee: NERYLSON LIMA DA SILVA

Position: Board of Directors - Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. NERYLSON LIMA DA SILVA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

2

Appointee: ANTÔNIO JÚLIO CASTIGLIONI NETO

Position: Board of Directors - Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. ANTÔNIO JÚLIO CASTIGLIONI NETO complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

3

Appointee: EDUARDO PERSON PARDINI

Position: Board of Directors – Independent Member and Coordinator of the Audit Committee

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. EDUARDO PERSON PARDINI complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

4

Appointee: KAROLINA FONSECA LIMA

Position: Board of Directors – Independent Member, integrating the Audit Committee

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mrs. KAROLINA FONSECA LIMA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

5

Appointee: AURÉLIO FIORINDO FILHO

Position: Board of Directors – Employee Representative Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. AURÉLIO FIORINDO FILHO complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

6

Appointee: CARLOS AUGUSTO GOMES NETO

Position: Fiscal Council – Sitting Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. CARLOS AUGUSTO GOMES NETO complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

7

Appointee: GUSTAVO CARVALHO TAPIA LIRA

Position: Fiscal Council – Alternate Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. GUSTAVO CARVALHO TAPIA LIRA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

8

Appointee: EDUARDO ALEX BARBIN BARBOSA

Position: Fiscal Council – Sitting Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. EDUARDO ALEX BARBIN BARBOSA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

9

Appointee: ITAMAR PAULO DE SOUZA JUNIOR

Position: Fiscal Council – Alternate Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. ITAMAR PAULO DE SOUZA JUNIOR complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

10

Appointee: ANDRÉ ISPER RODRIGUES BARNABÉ

Position: Fiscal Council – Sitting Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. ANDRÉ ISPER RODRIGUES BARNABÉ complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

11

Appointee: DIEGO ALLAN VIEIRA DOMINGUES

Position: Fiscal Council – Alternate Member

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of Mr. DIEGO ALLAN VIEIRA DOMINGUES complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 10, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.